Exhibit 99.1

BiondVax Announces

Second Quarter 2016 Financial Results and Update

Ness Ziona, Israel, August 18, 2016 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing a vaccine against current and future seasonal and pandemic influenza strains, today announced its second quarter 2016 financial results ended June 30, 2016 and provided a business update.

Second Quarter 2016 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to US$ is provided using the exchange rate of 3.846 as at June 30, 2016.

●	Second quarter operating expenses were NIS 2.47m ($644,000) compared with NIS 3.21m in the second quarter of last year;
●	Second quarter R&D expenses amounted to NIS 1.48m ($385,000) compared with NIS 2.61m in the second quarter of last year;
●	Cash, cash equivalents and short and long-term marketable securities at the end of the quarter were NIS 30.65m ($7.97m) compared with NIS 37.53m as of December 31, 2015;

Recent Corporate Update

●	Clinical trials are progressing. The EU UNISEC sponsored Phase 2b clinical trial completed enrolment and results are being analyzed. The US NIH Phase 2 trial preparations are well into advanced stages. Furthermore, US-based Cytovance is beginning to scale-up production of BiondVax’s universal flu vaccine candidate M-001 for Phase 3 clinical trials, which is expected to be ready by H1 2017.
●	In August, a video feature on BiondVax was published by a leading Israeli portal. The video can be viewed at https://www.youtube.com/watch?v=iqzZd4hsvSw. In addition, BiondVax launched a newsletter. The most recent edition can be viewed at http://us12.campaign-archive2.com/?u=37c158f4953dfecaabf88a035&id=763a628862. To receive BiondVax updates directly to your inbox please email j.phillipson@biondvax.com.

Dr. Ron Babecoff, CEO of BiondVax commented: “Our progress continued into the second quarter according to plans. The work with our partners in our different collaborations is also moving forward at a good pace. As each quarter passes, we are coming closer towards our goal of bringing a universal flu vaccine to market.”

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson Business Development Manager +972 8 930 2529 j.phillipson@biondvax.com	Kenny Green Investor Relations +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated Phase 2 & 3 trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our annual report for the year ended December 31, 2015 on Form 20-F filed with the Securities and Exchange Commission on April 27, 2016. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

** Tables to Follow **

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BALANCE SHEETS

							Convenience translation
	December 31,		June 30,				June 30,
	2015		2015		2016		2016
	Audited		Unaudited				Unaudited
	N I S						U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	33,470		37,955		15,084		3,922
Short term deposit	-		-		11,503		2,991
Marketable securities	2,016		2,016		2,017		524
Other receivables	1,442		763		3,188		829

	36,928		40,734		31,792		8,266
LONG-TERM ASSETS:
Marketable securities	2,048		2,047		2,049		533
Property, plant and equipment	2,044		2,355		1,746		454
Other long term assets	287		286		490		127

	4,379		4,688		4,285		1,114

	41,307		45,422		36,077		9,380
CURRENT LIABILITIES:
Trade payables	931		635		457		119
Other payables	768		828		697		181

	1,699		1,463		1,154		300
LONG-TERM LIABILITIES:
Options	5,994		7,958		4,923		1,280
Severance pay liability, net	69		66		72		19

	6,063		8,024		4,995		1,299

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2016, 2015 (unaudited) and December 31, 2015; Issued and Outstanding: 135,097,367, shares as of June 30, 2016, 2015 (unaudited) and December 31, 2015.	-*	)	-*	)	-*	)	-*	)
Share premium	110,679		109,934		111,458		28,980
Options	2,536		2,536		2,536		659
Other comprehensive income	12		14		7		2
Accumulated deficit	(79,682)		(76,549)		(84,073)		(21,860)

	33,545		35,935		29,928		7,782

	41,307		45,422		36,077		9,380

*)	Represents an amount lower than NIS 1.

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STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2015	2015	2016	2015	2016	2016
	Unaudited					Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,906	2,613	1,478	3,785	3,541	921
Marketing, general and administrative	3,397	600	999	1,250	1,770	460

Total operating expenses	11,303	3,213	2,474	5,035	5,311	1,381

Operating loss	11,303	3,213	2,474	5,035	5,311	1,381

Financial income	1,128	3	252	8	49	13
Financial expense	(24)	(865)	(6)	(912)	(200)	(52)
Financial income (expenses) due to issuance of options	-	(1,127)	(383)	(1,127)	1,071	278

Total finance (expense) income, net	1,104	(1,989)	(138)	(2,031)	920	239

Net loss	10,199	5,202	2,615	7,066	4,391	1,142

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(5)	(2)	(7)	(3)	(5)	(1)

Total comprehensive loss	(10,204)	(5,204)	(2,622)	(7,069)	(4,396)	(1,143)

Basic and Diluted net loss per share (NIS)	(0.10)	(0.05)	(0.02)	(0.09)	(0.03)	(0.008)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	96,284,034	135,097,367	75,290,700	135,097,367	135,097,367

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